123 Justison Street Wilmington, DE 19801

September 22, 2022

Filed via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 First Street, NE

Washington, DC 20549

Attention: David Irving and Michelle Miller

Re:	Navient Corporation Form 10-K for Fiscal Year Ended December 31, 2021 Filed: February 25, 2022 File No. 001-36228

Dear Mr. Irving and Ms. Miller:

On behalf of Navient Corporation (the “Company” or “Navient”) this letter shall serve as an addendum to the Company’s previous response dated May 12, 2022, which was sent in response to the Staff’s comment letter dated April 29, 2022, with respect to Navient’s Form 10-K for the year ended December 31, 2021 (“Form 10-K”). Further to various discussions between the Staff and representatives of the Company, we propose the following changes to Navient’s disclosures with respect to future filings with the Commission:

1.	Non-GAAP Financial Measure (“NGFM”) Allowance for Loan Losses (“Allowance”) presentation

a.	Remove the NGFM Allowance presentation from the allowance table in our footnotes and thus only present this NGFM Allowance in the Allowance table in MD&A;

b.

Define the NGFM Allowance within our existing “Non-GAAP Financial Measures” section on page 37 of Form 10-K. This description has been expanded to more fully describe the intent and usefulness of this NGFM Allowance in our filings with the SEC.

2.	Charge-off presentation

a.

Present charge-offs as previously discussed with the Staff. This results in disclosing the gross charge-off and expected recovery on such charge-off which nets to our previously disclosed charge-off amounts.

In response to the Staff’s comments, the Company intends to revise its disclosure in subsequent filings as set forth in this addendum with underlined text to show disclosure to be added and strikethroughs to show disclosure to be removed. These proposed revisions are shown below using language from our 2021 Form 10-K. The same proposed changes reflected below to the 2021 Form 10-K for tabular disclosures related to the year ended December 31, 2021, would be applied consistently to the comparative tabular disclosures related to the year ended December 31, 2020. Assuming these proposed changes address the Staff’s concerns, we would incorporate them in our periodic filings beginning with our Form 10-Q for the period ended September 30, 2022.

1.	Page 2 of Form 10-K (USE OF NON-GAAP FINANCIAL MEASURES)

USE OF NON-GAAP FINANCIAL MEASURES

We prepare financial statements and present financial results in accordance with GAAP. However, we also evaluate our business segments and present our financial results on a basis that differs from GAAP. We refer to this different basis of presentation as Core Earnings, which is a non-GAAP financial measure. We provide this Core Earnings basis of presentation on a consolidated basis and for each business segment because this is what we review internally when making management decisions regarding our performance and how we allocate resources. We also include this information in our presentations with credit rating agencies, lenders and investors. Because our Core Earnings basis of presentation corresponds to our segment financial presentations, we are required by GAAP to provide Core Earnings disclosures in the notes to our consolidated financial statements for our business segments.

In addition to Core Earnings, we present the following other non-GAAP financial measures: Adjusted Core Earnings, Tangible Equity, Adjusted Tangible Equity Ratio, Pro forma Adjusted Tangible Equity Ratio, ~~and~~ Earnings before Interest, Taxes, Depreciation and Amortization Expense (EBITDA) (for the Business Processing segment), and Allowance for Loan Losses Excluding Expected Future Recoveries on Previously Fully Charged-off Loans. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures” for a further discussion and a complete reconciliation between GAAP net income and Core Earnings.

2.	Page 37 of Form 10-K (Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures)

Non-GAAP Financial Measures

In addition to financial results reported on a GAAP basis, Navient also provides certain performance measures which are non-GAAP financial measures. We present the following non-GAAP financial measures: (1) Core Earnings (as well as Adjusted Core Earnings), (2) Tangible Equity (as well the Adjusted Tangible Equity Ratio and Pro forma Adjusted Tangible Equity Ratio), ~~and~~ (3) EBITDA for the Business Processing segment, and (4) Allowance for Loan Losses Excluding Expected Future Recoveries on Previously Fully Charged-off Loans.

3.	Page 45 of Form 10-K (Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures)

New section to be added (after “3. Earnings before Interest, Taxes, Depreciation and Amortization Expense (EBITDA)”):

4.  Allowance for Loan Losses Excluding Expected Future Recoveries on Previously Fully Charged-off Loans

The allowance for loan losses on the Private Education Loan portfolio used for the three credit metrics below excludes the expected future recoveries on previously fully charged-off loans to better reflect the current expected credit losses remaining in connection with the loans on balance sheet that have not charged off. That is, the $1,338 million Private Education Loan allowance for loan losses excluding expected future recoveries on previously fully charged-off loans represents the current expected credit losses that remain in connection with the $21,180 million Private Education Loan portfolio. The $329 million of expected future recoveries on previously fully charged-off loans, which is collected over an average 15-year period, mechanically is a reduction to the overall allowance for loan losses. However, it is not related to the $21,180 million Private Education Loan portfolio on our balance sheet and, as a result, management excludes this impact to the allowance to better evaluate and assess our overall credit loss coverage on the Private Education Loan portfolio. We believe this provides a more meaningful and holistic view of the available credit loss coverage on our non-charged-off Private Education Loan portfolio. We believe this information is useful to our investors, lenders and rating agencies.

Allowance for Loan Losses Metrics – Private Education Loans

Year Ended December 31, 2021

(Dollars in millions)
Allowance at end of period (GAAP)	$1,009
Plus: expected future recoveries on previously fully charged-off loans	329

Allowance at end of period excluding expected future recoveries on previously fully charged-off loans (Non-GAAP Financial Measure)	$1,338

Ending total loans	$21,180
Ending loans in repayment	$20,284
Net charge-offs	$169

	GAAP	Adjustment(1)	Non-GAAP Financial Measure(1)

Allowance coverage of charge-offs	6.0	1.9	7.9
Allowance as a percentage of the ending total loan balance	4.8%	1.5%	6.3%
Allowance as a percentage of the ending loans in repayment	5.0%	1.6%	6.6%

(1)         The allowance used for these credit metrics excludes the expected future recoveries on previously fully charged-off loans. See discussion above.

4.	Page 28 of Form 10-K (Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Allowance for Loan Losses)

Allowance for Loan Losses	Year Ended December 31, 2021
(Dollars in millions)	FFELP Loans	Private Education Loans		Total
Beginning balance	$288	$1,089		$1,377
Provision:
Reversal of allowance related to loan sales(1)	—	(107)		(107)
Remaining provision	—	46		46

Total provision	—	(61)		(61)
Charge-offs:
 ~~Net adjustment resulting from the change in the charge-off rate(2)~~	~~—~~	~~(16)~~		~~(16)~~
 ~~Net charge-offs remaining(3)~~	~~(26)~~	~~(153)~~		~~(179)~~
~~Total charge-offs(3)~~	~~(26)~~	~~(169)~~		~~(195)~~
Gross charge-offs	(26)	(175)		(201)
Expected future recoveries on current period gross charge-offs	—	22		22

Total(3)	(26)	(153)		(179)
Adjustment resulting from the change in charge-off rate(2)	—	(16)		(16)

Net charge-offs	(26)	(169)		(195)
Decrease in expected future recoveries on previously fully charged-off loans(4)	—	150		150

Allowance at end of period (GAAP)	262	1,009		1,271

Plus: expected future recoveries on previously fully charged-off loans(4)	—	329		329

Allowance at end of period excluding expected future recoveries on previously fully charged-off loans (Non-GAAP Financial Measure)(5)	$262	$1,338		$1,600

Net charge-offs as a percentage of average loans in repayment, excluding the net adjustment resulting from the change in the charge-off rate(2)	.06%	.76%
Net adjustment resulting from the change in charge-off rate as a percentage of average loans in repayment(2)	—%	.08%

Net charge-offs as a percentage of average loans in repayment	.06%	.84%
Allowance coverage of charge-offs(5)	10.0	7.9	(Non-GAAP)
Allowance as a percentage of the ending total loan balance(5)	.5%	6.3%	(Non-GAAP)
Allowance as a percentage of the ending loans in repayment(5)	.6%	6.6%	(Non-GAAP)
Ending total loans	$52,903	$21,180
Average loans in repayment	$45,781	$20,150
Ending loans in repayment	$44,390	$20,284

(1)	In connection with the sale of approximately $1.6 billion of Private Education Loans in 2021.

(2)

In 2021, the portion of the loan amount charged off at default on Private Education Loans increased from 81.4% to 81.7%. This change resulted in a $16 million reduction to the balance of the expected future recoveries on charged-off loans.

(3)

Charge-offs are reported net of expected recoveries. For Private Education Loans, ~~at the time of charge-off, the expected recovery amount is transferred from the education loan balance to the allowance for loan loss and is referred to as the expected future recoveries on charged-off loans~~ we charge off the estimated loss of a defaulted loan balance by charging off the entire defaulted loan balance and estimating recoveries on a pool basis. These estimated recoveries are referred to as “expected future recoveries on previously fully charged-off loans.” For FFELP Loans, the recovery is received at the time of charge-off.

(4)

~~At the end of each month, for Private Education Loans that are 212 or more days past due, we charge off the estimated loss of a defaulted loan balance. Actual recoveries are applied against the remaining loan balance that was not charged off. We refer to this as the “expected future recoveries on previously charged-off loans.” If actual periodic recoveries are less than expected, the difference is immediately charged off through the allowance for Private Education Loan losses with an offsetting reduction in the expected future recoveries for on previously charged-off loans. If actual periodic recoveries are greater than expected, they will be reflected as a recovery through the allowance for Private Education Loan losses once the cumulative recovery amount exceeds the cumulative amount originally expected to be recovered.~~ At the end of each month, for Private Education Loans that are 212 days past due, we charge off the estimated loss of a defaulted loan balance by charging off the entire loan balance and estimating recoveries on a pool basis. These estimated recoveries are referred to as “expected future recoveries on previously fully charged-off loans.” If actual periodic recoveries are less than expected, the difference is immediately reflected as a reduction to expected future recoveries on previously fully charged-off loans. If actual periodic recoveries are greater than expected, they will be reflected as a recovery through the allowance for Private Education Loan losses once the cumulative recovery amount exceeds the cumulative amount originally expected to be recovered. The following table summarizes the activity in the expected future recoveries on previously fully charged-off loans:

Year Ended December 31,
(Dollars in millions)	2021
Beginning of period expected future recoveries on previously fully charged-off loans	$479
Expected future recoveries of current period defaults	22
Recoveries (cash collected)	(87)
Charge-offs (as a result of lower recovery expectations)	(35)
Reduction in expected recoveries related to regulatory settlement(6)	(50)

End of period expected future recoveries on previously fully charged-off loans	$329

Change in balance during period	$(150)

(5)

~~The allowance used for these metrics excludes the expected future recoveries on charged-off loans to better reflect the current expected credit losses remaining in the portfolio.~~ For Private Education Loans, the item is a non-GAAP financial measure. For a description and reconciliation, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures.”

(6)	See “Results of Operations – GAAP Comparison of 2021 Results with 2020” for further details.

5.	Pages F-16 and F-17 of Form 10-K (Note 2 to Consolidated Financial Statements – Significant Accounting Policies)

Allowance for Loan Losses

On January 1, 2020, we adopted ASU No. 2016-13, “Financial Instruments — Credit Losses,” which requires measurement and recognition of an allowance for loan loss that estimates the remaining current expected credit losses (CECL) for financial assets measured at amortized cost held at the reporting date. Our prior allowance for loan loss was an incurred loss model. As a result, the new guidance resulted in an increase to our allowance for loan losses. The new standard impacts the allowance for loan losses related to our Private Education Loans and FFELP Loans.

The standard was applied through a cumulative-effect adjustment to retained earnings (net of tax) as of January 1, 2020, the effective date, for the education loans on our balance sheet as of that date (except for the $70 million Purchased Credit Deteriorated (PCD) portfolio where the related $43 million allowance is recorded as an increase to the basis of the loans). Subsequently, changes in the estimated remaining current expected credit losses, including estimated losses on newly originated education loans, are recorded through provision (net income). This standard represents a significant change from prior GAAP and has resulted in material changes to the Company’s accounting for the allowance for loan losses.

Related to this new standard:

●

We have determined that, for modeling current expected credit losses, we can reasonably estimate expected losses that incorporate current and forecasted economic conditions over a “reasonable and supportable” period. For Private Education Loans, we incorporate a reasonable and supportable forecast of various macro-economic variables over the remaining life of the loans. The development of the reasonable and supportable forecast incorporates an assumption that each macro-economic variable will revert to a long-term expectation starting in years 2-4 of the forecast and largely completing within the first five years of the forecast. For FFELP Loans, after a three-year reasonable and supportable period, there is an immediate reversion to a long-term expectation. The models used to project losses utilize key credit quality indicators of the loan portfolio and predict how those attributes are expected to perform in connection with the forecasted economic conditions. These losses are calculated on an undiscounted basis. For Private Education Loans, we utilize a transition rate model that estimates the probability of prepayment and default and apply the loss given default. For FFELP Loans, we use historical transition rates to determine prepayments and defaults. The forecasted economic conditions used in our modeling of expected losses are provided by a third party. The primary economic metrics we use in the economic forecast are unemployment, GDP, interest rates, consumer loan delinquency rates and consumer income. Several forecast scenarios are provided which represent the baseline economic expectations as well as favorable and adverse scenarios. We analyze and evaluate the alternative scenarios for reasonableness and determine the appropriate weighting of these alternative scenarios based upon the current economic conditions and our view of the likelihood and risks of the alternative scenarios. We project losses at the loan level and make estimates regarding prepayments, recoveries on defaults and reasonably expected new Troubled Debt Restructurings (TDRs).

●

Separately, as it relates to interest rate concessions granted as part of our Private Education Loan modification program, a discounted cash flow model is used to calculate the amount of interest forgiven for loans currently in the program. The present value of this interest rate concession is included in our allowance for loan loss.

●	Charge-offs include the discount or premium related to such defaulted loan.

●

CECL requires our expected future recoveries on charged-off loans to be presented within the allowance for loan loss whereas previously, we accounted for our receivable for partially charged-off loans as part of our Private Education Loan portfolio. This change is only a change in classification on the balance sheet and did not impact retained earnings at adoption of CECL or provision and net income post-adoption.

●

Once our loss model calculations are performed, we determine if qualitative adjustments are needed for factors not reflected in the quantitative model. These adjustments may include, but are not limited to, changes in lending and servicing and collection policies and practices, as well as the effect of other external factors such as the economy and changes in legal or regulatory requirements that impact the amount of future credit losses.

At the end of each month, for Private Education Loans that are 212 days past due, we charge off the estimated loss of a defaulted loan balance by charging off the entire ~~defaulted~~ loan balance and estimating recoveries on a pool basis. These estimated recoveries are referred to as “expected future recoveries on previously fully charged-off loans.” ~~Actual recoveries are applied against the remaining loan balance that was not charged off. We refer to this remaining loan balance as the “expected future recoveries on charged-off loans.”~~ If actual periodic recoveries are less than expected, the difference is immediately ~~charged off through the allowance for Private Education Loan losses with an offsetting reduction in the expected future recoveries on charged-off loans~~ reflected as a reduction to expected future recoveries on previously fully charged-off loans. If actual periodic recoveries are greater than expected, they will be reflected as a recovery through the allowance for Private Education Loan losses once the cumulative recovery amount exceeds the cumulative amount originally expected to be recovered.

FFELP Loans are insured as to their principal and accrued interest in the event of default subject to a Risk Sharing level based on the date of loan disbursement. These insurance obligations are supported by contractual rights against the United States. For loans disbursed after October 1, 1993, and before July 1, 2006, we receive 98% reimbursement on all qualifying default claims. For loans disbursed on or after July 1, 2006, we receive 97% reimbursement. For loans disbursed prior to October 1, 1993, we receive 100% reimbursement. We charge off the amount for which we do not receive reimbursement on the defaulted loan balance.

Upon adoption of CECL on January 1, 2020, the total allowance for loan losses increased by $802 million (excluding the impact of the balance sheet reclassifications related to the expected future recoveries and PCD portfolio discussed above). This had a corresponding reduction to equity of $620 million.

(Dollars in millions)	FFELP Loans	Private Education Loans	Total
Allowance as of December 31, 2019 (prior to CECL)	$64	$1,048	$1,112
Transition adjustments made under CECL on January 1, 2020:
Current expected credit losses on non-PCD portfolio(1)	260	542	802
Current expected credit losses on PCD portfolio(2)	—	43	43
Reclassification of the expected future recoveries on charged-off loans(3)	—	(588)	(588)

Net increase to allowance for loan losses under CECL	260	(3)	257

Allowance as of January 1, 2020 (after CECL)	$324	$1,045	$1,369

(1)	Recorded net of tax through retained earnings. Resulted in a $620 million reduction to equity.

(2)	Recorded as an increase in basis of the loans. No impact to equity.

(3)

Reclassification of the expected future recoveries on charged-off loans (previously referred to as the receivable for partially charged-off loans) from the Private Education Loan balance to the allowance for loan losses. No impact to equity.

6.	Page F-27 of Form 10-K (Note 4 to Consolidated Financial Statements – Allowance for Loan Losses)

Allowance for Loan Losses Metrics

	Year Ended December 31, 2021
(Dollars in millions)	FFELP Loans		Private Education Loans		Total
Beginning balance		$288		$1,089		$1,377
Provision:
Reversal of allowance related to loan sales(1)		—		(107)		(107)
Remaining provision		—		46		46

Total provision		—		(61)		(61)
Charge-offs:
 ~~Net adjustment resulting from the change in the charge-off rate(2)~~		—		~~(16)~~		~~(16)~~
 ~~Net charge-offs remaining(3)~~		~~(26)~~		~~(153)~~		~~(179)~~

~~Total charge-offs(3)~~		~~(26)~~		~~(169)~~		~~(195)~~
Gross charge-offs		(26)		(175)		(201)
Expected future recoveries on current period gross charge-offs		—		22		22

Total(3)		(26)		(153)		(179)
Adjustment resulting from the change in charge-off rate(2)		—		(16)		(16)

Net charge-offs		(26)		(169)		(195)
Decrease in expected future recoveries on previously fully charged-off loans(4)		—		150		150

Allowance at end of period		$262		$1,009		$1,271

~~Plus: expected future recoveries on charged-off loans(4)~~		~~—~~		~~329~~		~~329~~

~~Allowance at end of period excluding expected future recoveries on charged-off loans(5)~~	~~$~~	~~262~~	~~$~~	~~1,338~~	~~$~~	~~1,600~~

Net charge-offs as a percentage of average loans in repayment, excluding the net adjustment resulting from the change in the charge-off rate(2)		.06%		.76%
Net adjustment resulting from the change in charge-off rate as a percentage of average loans in repayment(2)		—%		.08%

Net charge-offs as a percentage of average loans in repayment		.06%		.84%
~~Allowance coverage of charge-offs(6)~~		~~10.0~~		~~7.9~~
~~Allowance as a percentage of the ending total loan balance(6)~~		~~.5%~~		~~6.3%~~
~~Allowance as a percentage of the ending loans in repayment(6)~~		~~.6%~~		~~6.6%~~
Ending total loans		$52,903		$21,180
Average loans in repayment		$45,781		$20,150
Ending loans in repayment		$44,390		$20,284

(1)	In connection with the sale of approximately $1.6 billion of Private Education Loans in 2021.

(2)

In 2021, the portion of the loan amount charged off at default on Private Education Loans increased from 81.4% to 81.7%. This change resulted in a $16 million reduction to the balance of the expected future recoveries on charged-off loans in 2021.

(3)

Charge-offs are reported net of expected recoveries. For Private Education Loans, ~~at the time of charge-off, the expected recovery amount is transferred from the education loan balance to the allowance for loan loss and is referred to as the expected future recoveries on charged-off loans~~ we charge off the estimated loss of a defaulted loan balance by charging off the entire defaulted loan balance and estimating recoveries on a pool basis. These estimated recoveries are referred to as “expected future recoveries on previously fully charged-off loans.” For FFELP Loans, the recovery is received at the time of charge-off.

(4)

~~At the end of each month, for Private Education Loans that are 212 or more days past due, we charge off the estimated loss of a defaulted loan balance. Actual recoveries are applied against the remaining loan balance that was not charged off. We refer to this as the “expected future recoveries on charged-off loans.” If actual periodic recoveries are less than expected, the difference is immediately charged off through the allowance for Private Education Loan losses with an offsetting reduction in the expected future recoveries for charged-off loans. If actual periodic recoveries are greater than expected, they will be reflected as a recovery through the allowance for Private Education Loan losses once the cumulative recovery amount exceeds the cumulative amount originally expected to be recovered.~~ At the end of each month, for Private Education Loans that are 212 days past due, we charge off the estimated loss of a defaulted loan balance by charging off the entire loan balance and estimating recoveries on a pool basis. These estimated recoveries are referred to as “expected future recoveries on previously fully charged-off loans.” If actual periodic recoveries are less than expected, the difference is immediately reflected as a reduction to expected future recoveries on previously fully charged-off loans. If actual periodic recoveries are greater than expected, they will be reflected as a recovery through the allowance for Private Education Loan losses once the cumulative recovery amount exceeds the cumulative amount originally expected to be recovered. The following table summarizes the activity in the expected future recoveries on previously fully charged-off loans:

Year Ended December 31,
(Dollars in millions)	2021
Beginning of period expected future recoveries on previously fully charged-off loans	$479
Expected future recoveries of current period defaults	22
Recoveries (cash collected)	(87)
Charge-offs (as a result of lower recovery expectations)	(35)
Reduction in expected recoveries related to regulatory settlement(5)	(50)

End of period expected future recoveries on previously fully charged-off loans	$329

Change in balance during period	$(150)

(5)	See “Note 12 – Commitments, Contingencies and Guarantees” for further discussion.

~~(6)~~	~~The allowance used for these metrics excludes the expected future recoveries on charged-off loans to better reflect the current expected credit losses remaining in the portfolio.~~

The Company hereby acknowledges the following:

•	the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions or would like to discuss our response in this letter, please feel free to contact me.

Sincerely,

/s/ Joe Fisher

Joe Fisher

Executive Vice President and Chief Financial Officer